UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

______________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  July 10, 2019

LIBERTY TAX, INC.

(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation)	001-35588 (Commission File Number)	27-3561876 (I.R.S. Employer Identification Number)

1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454

(Address of Principal Executive Offices)  (Zip Code)

(757) 493-8855

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 10, 2019 (the “Closing Date”), Liberty Tax, Inc. (“Liberty” or the “Company”), entered into and completed certain transactions contemplated by an Agreement of Merger and Business Combination Agreement (the “Agreement”), by and among Liberty and Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a wholly-owned direct subsidiary of the Company (“New Holdco”), Franchise Group B Merger Sub, LLC, a wholly-owned indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s (the “Buddy’s Members”). Pursuant to the Agreement, Merger Sub merged with and into Buddy’s (the “Merger”), with Buddy’s continuing as the surviving entity in the Merger and as a wholly-owned indirect subsidiary of New Holdco.

Subject to the terms and conditions of the Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding unit of Buddy’s was converted into the right to receive (i) 0.459315 units of New Holdco (“New Holdco Units”) and (ii) 0.091863 shares of Liberty Voting Non-Economic Preferred Stock (as defined below). Pursuant to the terms of the Preferred Stock Designation (as defined below) and the First Amended and Restated Limited Liability Company Agreement of New Holdco (the “New Holdco LLC Agreement”), which was entered into by and among Liberty, New Holdco and each of the Buddy’s Members at the Effective Time, the Buddy’s Members may elect, following an initial six-month lockup period, to cause New Holdco and Liberty to redeem (a) one New Holdco Unit and (b) one-fifth of a share of Liberty Voting Non-Economic Preferred Stock, respectively, in exchange for one share of common stock of Liberty, par value $0.01 per share (“Common Stock”). On an as-converted basis, the Buddy’s Members’ aggregate ownership of New Holdco Units and shares of Liberty Voting Non-Economic Preferred Stock represent approximately 36.44% of the outstanding Common Stock, which implies an enterprise value of Buddy’s of approximately $122 million and an equity value of $12.00 per share of Common Stock.

Liberty Charter Amendments

Under the Agreement, Liberty is required to, as promptly as reasonably practicable but in any event within 45 days after the Closing Date, prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement (or, if stockholders of Liberty holding the requisite percentage of outstanding shares of Common Stock and Liberty Voting Non-Economic Preferred Stock execute a written consent, an information statement) to submit to the Liberty stockholders for approval certain amendments to the Liberty Second Amended and Restated Certificate of Incorporation (the “Liberty Charter Amendments”). The Liberty Charter Amendments will provide for, among other things, changing Liberty’s name to “Franchise Group, Inc.”; increasing the number of authorized shares of Liberty to 200,000,000, of which authorized shares 180,000,000 shares would be Common Stock and 20,000,000 shares would be preferred stock; a requirement that all holders of Common Stock would receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions; and that certain transactions with persons owning 20% or more of the then outstanding Common Stock would require (i) the approval of 66-2/3% of the voting power of Liberty’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

Tender Offer

Under the Agreement, Liberty is required to, as promptly as reasonably practicable but in any event within 15 business days after the Closing Date, commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of Common Stock for cash at a price of $12.00 per share, without interest. The Tender Offer will not be subject to a minimum tender requirement, and, as described in more detail below, certain large stockholders of Liberty have agreed not to tender their shares in the Tender Offer. The Tender Offer will be financed through cash on hand (including any amounts available or drawn under the Citizen Credit Agreement (as defined below)) and (i) a $25 million subscription by Tributum, L.P. (“Tributum”), an affiliate of Vintage Capital Management, LLC (“Vintage”), for shares of Common Stock at a price of $12.00 per share pursuant to the Closing Subscription Agreement (as defined below), (ii) the proceeds of the Buddy’s Credit Agreement (as defined below) and (iii) if necessary after taking into account funds available under the Citizen Credit Agreement, the Closing Subscription Agreement and the Buddy’s Credit Agreement, a second subscription by Tributum for additional shares of Common Stock at a price of $12.00 per share pursuant to the Post-Closing Subscription Agreement (as defined below), such that the proceeds from the sale of such additional shares of Common Stock will enable Liberty to complete the Tender Offer.

The foregoing summary of the Agreement and the transactions contemplated thereby (including the Merger, the Liberty Charter Amendments and the Tender Offer) does not purport to be complete and is qualified in its entirety by the full text of the Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and incorporated herein by reference.

The Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Liberty, Buddy’s or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the Closing Date, which subsequent information may or may not be fully reflected in Liberty’s public disclosures.

New Holdco LLC Agreement

New Holdco was formed in connection with the transactions contemplated by the Agreement and generally will serve as a holding company for certain operating subsidiaries that conduct Liberty’s tax preparation services and Buddy’s rent-to-own business. Liberty is the sole manager of New Holdco, and the Buddy’s Members generally have no rights with respect to the management of New Holdco. The New Holdco LLC Agreement provides that any distributions by New Holdco will be made pro rata to Liberty and the Buddy’s Members, in accordance with their respective ownership interests in New Holdco. After the Closing, Liberty owned approximately 63.56% of New Holdco and the Buddy’s Members owned the remaining 36.44% of New Holdco.

As noted above, each New Holdco Unit, together with one-fifth of a share of Liberty Voting Non-Economic Preferred Stock, is redeemable at the election of the holder, following an initial six-month lockup period, for one share of Common Stock under the New Holdco LLC Agreement and the Preferred Stock Designation. In certain circumstances, New Holdco and Liberty have the right to require such redemption to occur.

The foregoing description of the New Holdco LLC Agreement is not complete and is qualified in its entirety by reference to the complete text of the New Holdco LLC Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, Liberty entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors listed on Schedule I thereto (the “Registration Rights Holders”).  The Registration Rights Agreement provides the Registration Rights Holders certain registration rights applicable to certain shares of Common Stock, including any shares of Common Stock acquired by Tributum pursuant to the Closing Subscription Agreement and the Post-Closing Subscription Agreement, shares of Common Stock into which the Buddy’s Members have converted their New Holdco Units and shares of Liberty Voting Non-Economic Preferred Stock in accordance with the New Holdco LLC Agreement and the Preferred Stock Designation and any shares of Common Stock acquired by the Buddy’s Members with proceeds from a distribution of the Buddy’s Credit Agreement to the Buddy’s Members as members of New Holdco (the “Registrable Shares”).  Pursuant to the Registration Rights Agreement, Liberty is required to, as promptly as practicable but in any event no later than 45 days after the approval of the Liberty Charter Amendments, prepare and file with the SEC a shelf registration statement on Form S-1 (or Form S-3 if Liberty is eligible to use Form S-3 at such time) with respect to the offer and resale of all Registrable Shares.  Liberty must use its reasonable best efforts to, among other things, have such shelf registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) as promptly as practicable after such filing and maintain the effectiveness of (and availability for use of) such shelf registration statement until such time as there are no Registrable Shares.  Once the shelf registration statement covering the Registrable Shares is effective, certain affiliates of Vintage will have the right to request that Liberty initiate a demand underwritten offering related to Registrable Shares, subject to certain limitations.  Certain Vintage affiliates holding Registrable Shares, collectively, will have the right to request no more than an aggregate of two such demand underwritten offerings in any 12-month period.  Additionally, pursuant to the Registration Rights Agreement, Liberty has granted the Registration Rights Holders piggyback registration rights on the terms and conditions set forth therein.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Voting Agreements

In connection with the Tender Offer and concurrently with the execution of the Agreement, the Company entered into voting agreements (the “Voting Agreements”) with (i) Tributum and certain other affiliates of Vintage, (ii) B. Riley Financial, Inc. (“B. Riley”), and certain of its affiliates, and (iii) each of the Buddy’s Members. Pursuant to the terms of the Voting Agreements, each of the parties thereto (other than Liberty) have agreed to, among other things, vote all of their shares of Common Stock and Liberty Voting Non-Economic Preferred Stock in favor of the Liberty Charter Amendments. In addition, subject to certain exceptions set forth in the Voting Agreements, Tributum and certain other affiliates of Vintage agreed not to acquire any additional shares of Liberty capital stock to the extent that any such acquisition would cause Vintage and its affiliates to beneficially own more than 105% of the amount of Liberty capital stock that Vintage and its affiliates hold after the completion of the Tender Offer until the date that Vintage and its affiliates cease to beneficially own at least 15% of the outstanding voting stock of Liberty, and Tributum and certain other affiliates of Vintage and B. Riley and its affiliates have also agreed not to tender their Common Stock in the Tender Offer.

The foregoing description of the Voting Agreements is not complete and is qualified in its entirety by reference to the complete text of the Voting Agreements, copies of which are filed as Exhibits 10.3, 10.4 and 10.5 hereto and are incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, Liberty and the Buddy’s Members entered into an income tax receivable agreement (the “Tax Receivable Agreement”). Subject to certain exceptions set forth in the Tax Receivable Agreement, the Tax Receivable Agreement generally provides for the payment by Liberty to the Buddy’s Members of 40% of Liberty’s realized tax benefit resulting from a redemption of New Holdco Units and Liberty Voting Non-Economic Preferred Stock in exchange for Common Stock. The Company generally will retain the benefit of the remaining 60% of any such tax benefit.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the complete text of the Tax Receivable Agreement, a copy of which is filed as Exhibit 10.6 hereto and is incorporated herein by reference.

Relationship Among the Parties to the Agreement

Two of the Buddy’s Members are affiliates of Vintage, which, immediately prior to the Merger and together with their affiliates, owned approximately 14.8% of Liberty’s outstanding Common Stock and approximately 59.7% of the outstanding Buddy’s units. As of immediately following the Merger, Vintage and its affiliates held approximately 37% of the aggregate voting power of Liberty through their ownership of Common Stock and Liberty Voting Non-Economic Preferred Stock.

The Merger and the Agreement were approved unanimously by a special committee of the Liberty board of directors (the “Board”) and by all members of the Board other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage.

The information and disclosures in Item 3.02 below relating to the Closing Subscription Agreement and the Post-Closing Subscription Agreement are incorporated by reference in this Item 1.01 in their entirety.

Second Amendment to Liberty Credit Facility

On July 10, 2019, Liberty, as the original borrower, each of Liberty’s direct and indirect subsidiaries that are Guarantors (as defined in the Citizen Credit Agreement (as defined below)) under the Citizen Credit Agreement, Franchise Group Intermediate L 1, LLC, an indirect wholly-owned subsidiary of Liberty (“Holdings”), as a guarantor, and Franchise Group Intermediate L 2, LLC, an indirect wholly-owned subsidiary of Liberty (“New Borrower”), as the replacement borrower, entered into a Second Amendment to Credit Agreement and Assumption Agreement (the “Second Amendment”) with Citizen Bank, N.A., as administrative agent (“Citizen”), and the several banks and other financial institutions party thereto (the “Lenders”), which amends that certain Credit Agreement dated as of May 16, 2019 by and among Liberty, Citizen and the Lenders (the “Citizen Credit Agreement”). The Second Amendment amended the Citizen Credit Agreement to release Liberty as the borrower under the Citizen Credit Agreement and replace in its capacity New Borrower, with New Borrower assuming all of the obligations, indebtedness and liabilities of Liberty under and in respect of the Secured Obligations (as defined in the Credit Agreement) and with Holdings becoming a Guarantor (as defined in the Citizen Credit Agreement) of the Secured Obligations. The Second Amendment also added a negative covenant to the Citizen Credit Agreement prohibiting Liberty from incurring certain types of indebtedness until the Termination Date (as defined in the Citizen Credit Agreement).

The foregoing description of the Second Amendment is not complete and is qualified in its entirety by reference to the complete text of the Second Amendment, a copy of which is filed as Exhibit 10.7 hereto and is incorporated herein by reference.

Buddy’s Credit Facility

On July 10, 2019, Buddy’s and Buddy’s Franchising and Licensing LLC (together with Buddy’s, the “Buddy’s Borrowers”), each as borrowers, and Franchise Group Intermediate B, LLC (“Buddy’s Parent”) entered into a Credit Agreement (the “Buddy’s Credit Agreement”) with various lenders from time to time party thereto (the “Buddy’s Lenders”) and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent (“Buddy’s Agent”). The Buddy’s Credit Agreement provides for an $82.0 million first priority senior secured term loan (the “Buddy’s Term Loan”) to be made by the Buddy’s Lenders to the Boddy’s Borrowers. The Buddy’s Borrowers’ obligations under the Buddy’s Credit Agreement are guaranteed by Buddy’s Parent and are required to be guaranteed by each of Buddy’s direct and indirect subsidiaries that may be formed after the date hereof. The obligations of the Buddy’s Borrowers and Buddy’s Parent under the Buddy’s Credit Agreement are secured on a first priority basis by substantially all of the assets of the Buddy’s Borrowers and Buddy’s Parent (including all of the equity interests in the Buddy’s Borrowers). A portion of the proceeds of the Buddy’s Term Loan will be used to prepay and terminate the outstanding revolving credit facility of Buddy’s and certain other persons with Texas Capital Bank, National Association.

The Buddy’s Term Loan will mature on July 10, 2024. The Buddy’s Term Loan will, at the option of the Buddy’s Borrowers, bear interest at either (i) a rate per annum based on LIBOR for an interest period of one, two, three or six months, plus an interest rate margin of 8.0% (a “LIBOR Loan”) with a 1.50% LIBOR floor, or (ii) an alternate base rate determined as provided in the Buddy’s Credit Agreement, plus an interest rate margin of 7.0% (an “ABR Loan”) with a 2.50% alternate base rate floor. Interest on LIBOR Loans is payable in arrears at the end of each applicable interest period (and, with respect to a six-month interest period, three months after commencement of the interest period), and interest on ABR Loans is payable in arrears on the first day of each fiscal quarter. If the consolidated leverage ratio of Buddy’s and its subsidiaries exceeds certain thresholds set forth in the Buddy’s Credit Agreement, the Buddy’s Borrowers will also be required to pay an additional 2.0% interest on the Buddy’s Term Loan, to be paid-in-kind.

The Buddy’s Borrowers are required to repay the Buddy’s Term Loan in equal quarterly installments of $1,025,000 on the first day of each fiscal quarter, commencing on October 1, 2019. The Buddy’s Borrowers are required to prepay the Buddy’s Term Loan with 75% of consolidated excess cash flow on an annual basis and with the net cash proceeds of certain other customary events. All voluntary prepayments and certain customary mandatory prepayments of the Buddy’s Term Loan are subject to a prepayment penalty. Prior to the first anniversary of the closing date, the prepayment penalty is a make-whole premium on the portion of the Buddy’s Term Loan so prepaid. Thereafter, the amount of the prepayment penalty on the portion of the Buddy’s Term Loan so prepaid is (a) 3.0%, from the first anniversary of the closing date through (but not including) the second anniversary of the closing date, (b) 2.0%, from the second anniversary of the closing date through (but not including) the third anniversary of the closing date, and (c) 1.0%, from the third anniversary of the closing date through (but not including) the fourth anniversary of the closing date. The Buddy’s Borrowers may also be required to pay LIBOR breakage and redeployment costs in certain limited circumstances.

The Buddy’s Credit Agreement includes customary affirmative, negative, and financial covenants binding on the Buddy’s Borrowers, Buddy’s Parent and each of their subsidiaries (collectively, the “Buddy’s Loan Parties”), including delivery of financial statements and other reports. The negative covenants limit the ability of the Buddy’s Loan Parties, among other things, to incur debt, incur liens, make investments, sell assets, pay dividends on its capital stock and enter into transactions with affiliates. The financial covenants set forth in the Buddy’s Credit Agreement include a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio, in each case with respect to Buddy’s and its subsidiaries, to be tested at the end of each fiscal quarter (other than, with respect to the minimum consolidated fixed charge coverage ratio, the fiscal quarter ending September 30, 2019), and a requirement that the minimum consolidated liquidity of Buddy’s and its subsidiaries must not be less than $1.0 million at any time. In addition, the Buddy’s Credit Agreement includes customary events of default, the occurrence of certain of which may require that the Buddy’s Borrowers pay an additional 2.0% interest on the Buddy’s Term Loan.

The foregoing description of the Buddy’s Credit Agreement is not complete and is qualified in its entirety to the complete text of the Buddy’s Credit Agreement, a copy of which is filed as Exhibit 10.8 hereto and is incorporated herein by reference, and to the complete text of the Security Agreement dated as of July 10, 2019 among the Buddy’s Borrowers and Buddy’s Parent, as grantors, in favor of the Buddy’s Agent, a copy of which is filed herewith as Exhibit 10.9 and is incorporated herein by reference.

Item 2.01	Completion of Acquisition or Disposition of Assets.

The information and disclosures in Item 1.01 above relating to the Agreement, the Merger and the related documents, agreements and disclosures, are incorporated by reference in this Item 2.01 in their entirety.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 to this Current Report on Form 8-K regarding the Second Amendment and the Buddy’s Credit Agreement is incorporated into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities

On July 10, 2019, as contemplated by the Agreement, Liberty and Tributum entered in a subscription agreement (the “Closing Subscription Agreement”), pursuant to which Tributum purchased from Liberty 2,083,333.33 shares of Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of $25,000,000 in cash. Also on July 10, 2019, as contemplated by the Agreement, Liberty and Tributum entered into a second subscription agreement (the “Post-Closing Subscription Agreement”), pursuant to which Tributum committed to purchase from Liberty additional shares of Common Stock at a purchase price of $12.00 per share. The number of shares purchased pursuant to the Post-Closing Subscription Agreement will be determined based on the number of shares of Common Stock tendered in the Tender Offer (among other factors), and such amount will be equal to the amount of shares of Common Stock necessary for the aggregate purchase price received by Liberty to be sufficient to complete the Tender Offer after applying the proceeds from the Closing Subscription Agreement, the Citizen Credit Agreement and the Buddy’s Credit Agreement. The purchase price under the Post-Closing Subscription Agreement will not exceed $40 million in the aggregate.

Liberty relied on an exemption from registration for the issuances and sales described above pursuant to Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act because the foregoing issuances and sales did not and will not involve a public offering, Tributum is an “accredited investor” and/or had access to similar documentation and information as would be required in a registration statement under the Securities Act and Tributum acquired or will acquire the Common Stock for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Common Stock was offered without any general solicitation by Liberty or its representatives. No underwriters or agents were involved in the foregoing issuances and sales and Liberty paid no underwriting discounts or commissions. The Common Stock issued and sold, or that will be issued and sold, is subject to transfer restrictions, and the certificates evidencing such Common Stock, if any, will contain an appropriate legend stating that such Common Stock has not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The Common Stock was not registered under the Securities Act and such Common Stock may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

The foregoing description of the Closing Subscription Agreement and the Post-Closing Subscription Agreement is not complete and is qualified in its entirety by reference to the complete text of the Closing Subscription Agreement and the Post-Closing Subscription Agreement, copies of which are filed as Exhibits 10.10 and 10.11 hereto and are incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

In connection with the Merger, Liberty designated a new series of voting, non-economic preferred stock (“Liberty Voting Non-Economic Preferred Stock”) pursuant to a certificate of designation setting forth the rights, terms and preferences thereof (the “Preferred Stock Designation”). The Preferred Stock Designation, which was approved by the Board on July 10, 2019, and filed by Liberty with the Secretary of State of the State of Delaware on July 10, 2019, designates 1,616,667 shares of Liberty Voting Non-Economic Preferred Stock, $0.01 par value per share, substantially all of which were issued to the Buddy’s Members as consideration in the Merger.

The Liberty Voting Non-Economic Preferred Stock has no economic rights other than to receive $0.01 per share upon the liquidation, dissolution or winding up of Liberty prior to any distribution of assets to holders of Common Stock or any other class of capital stock of Liberty ranking junior to the Voting Non-Economic Preferred Stock in connection with such liquidation, dissolution or winding up of Liberty.

With respect to all meetings of the Liberty stockholders at which the holders of Common Stock are entitled to vote and with respect to any written consent sought by Liberty or any other person from the holders of such Common Stock, the holders of Liberty Voting Non-Economic Preferred Stock shall vote together with the holders of Common Stock as a single class, except as otherwise required under non-waivable provisions of the General Corporation Law of the State of Delaware, and the holders of Liberty Voting Non-Economic Preferred Stock shall be entitled to cast five votes per share of Liberty Voting Non-Economic Preferred Stock on any such matter.

As noted above, each one-fifth of a share of Liberty Voting Non-Economic Preferred Stock, together with one New Holdco Unit, is redeemable as the election of the holder, following an initial six-month lockup period, for one share of Common Stock in accordance with the New Holdco LLC Agreement and the Preferred Stock Designation.

The foregoing description of the Liberty Voting Non-Economic Preferred Stock and the Preferred Stock Designation is not complete and is qualified in its entirety by reference to the complete text of the Preferred Stock Designation, a copy of which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The financial statements required by this item with respect to the Merger will be filed as soon as practicable, and in any event not later than 71 days after the date on which this Current Report on Form 8-K is required to be filed pursuant to Item 2.01.

(b) Pro Forma Financial Information.

The pro forma financial information required by this item with respect to the Merger will be filed as soon as practicable, and in any event not later than 71 days after the date on which this Current Report on Form 8-K is required to be filed pursuant to Item 2.01.

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
2.1*	Agreement of Merger and Business Combination Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Buddy’s Newco, LLC, Franchise Group New Holdco, LLC, Franchise Group B Merger Sub, LLC, and Vintage RTO, L.P.
3.1	Certificate of Designation of the Voting Non-Economic Preferred Stock of Liberty Tax, Inc. filed with the Secretary of State of the State of Delaware July 10, 2019.
10.1	First Amended and Restated Limited Liability Company Agreement dated as of July 10, 2019, among Franchise Group New Holdco, LLC, as the company, Liberty Tax, Inc., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Samjor Family LP, Vintage RTO, L.P., Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller, each as a member, and Liberty Tax, Inc., as the manager.
10.2	Registration Rights Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Tributum, L.P., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Samjor Family LP, Vintage RTO, L.P., Martin Meyer and Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.3	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.4	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Bryant R. Riley, B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC., B. Riley Capital Management, LLC, B. Riley FRB, Inc., and Dialectic Antithesis Partners, LP.
10.5	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Vintage Tributum LP, Tributum, L.P., Vintage RTO, L.P., Samjor Family LP,
10.6	Income Tax Receivable Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Vintage RTO, L.P., Samjor Family LP, the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.7	Second Amendment to Credit Agreement and Assumption Agreement dated as of July 10, 2019, among Liberty Tax, Inc., as the original borrower, JTH Tax LLC, SiempreTax+ LLC, JTH Financial, LLC, Wefile LLC, JTH Properties 1632, LLC, LTS Properties, LLC, LTS Software LLC, JTH Tax Office Properties, LLC, 360 Accounting Solutions LLC, JTH Court Plaza, LLC, and Franchise Group Intermediate L 1, LLC, each as guarantors, Franchise Group Intermediate L 2, LLC, as the replacement borrower, Citizen Bank, N.A., as administrative agent, and the lenders party thereto.
10.8	Credit Agreement dated as of July 10, 2019, among Buddy’s Newco, LLC and Buddy’s Franchising and Licensing LLC, each as borrowers, Franchise Group Intermediate B, LLC, various lenders from time to time party thereto, and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent.
10.9	Security Agreement dated as of July 10, 2019, among Buddy’s Newco, LLC, Buddy’s Franchising and Licensing LLC and Franchise Group Intermediate B, LLC, as grantors, and Kayne Solutions Fund, L.P., as collateral agent.
10.10	Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P.
10.11	Post-Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P.

_____________

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to the agreement have not been filed herewith. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Tender Offer Communications

The Tender Offer described in this Current Report on Form 8-K has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Company will file with the SEC upon commencement of the Tender Offer. At the time the Tender Offer is commenced, the Company will file tender offer materials on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents will be made available to all holders of Common Stock at no expense to them. The Tender Offer materials and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the Tender Offer who will be named by the Company in the Tender Offer materials.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Tender Offer documents, the Company files annual, quarterly and current reports and other information with the SEC. The Company’s filings with the SEC are also available at the SEC’s website at www.sec.gov and on the Company’s website at http://ir.libertytax.com/.

Additional Information And Where You Can Find It

In connection with the Transactions described in this Current Report of Form 8-K, the Company intends to file a proxy statement and other documents with the SEC in connection with its solicitation of proxies regarding the stockholder vote to amend the Company’s Second Amended and Restated Certificate of Incorporation. If the Company’s Second Amended and Restated Certificate of Incorporation is amended by the written consent of its stockholders holding a majority of the outstanding Common Stock, the Company will instead file an information statement in connection therewith. STOCKHOLDERS ARE URGED TO CAREFULLY READ ANY SUCH PROXY STATEMENT OR INFORMATION STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO), THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER. Stockholders will be able to obtain a free copy of such proxy materials, information statement and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting the Company at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454, Attn: Investor Relations. Copies of the documents filed by the Company with the SEC will be available on its website at http://ir.libertytax.com/.

Participants in the Solicitation

Liberty and certain of its directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed stockholder approval. Information regarding the Company’s directors and executive officers is available in Liberty’s proxy statement filed with the SEC on November 16, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement, information statement and other relevant materials to be filed with the SEC when they become available.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1*	Agreement of Merger and Business Combination Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Buddy’s Newco, LLC, Franchise Group New Holdco, LLC, Franchise Group B Merger Sub, LLC, and Vintage RTO, L.P.
3.1	Certificate of Designation of the Voting Non-Economic Preferred Stock of Liberty Tax, Inc. filed with the Secretary of State of the State of Delaware July 10, 2019.
10.1	First Amended and Restated Limited Liability Company Agreement dated as of July 10, 2019, among Franchise Group New Holdco, LLC, as the company, Liberty Tax, Inc., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Samjor Family LP, Vintage RTO, L.P., Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller, each as a member, and Liberty Tax, Inc., as the manager.
10.2	Registration Rights Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Tributum, L.P., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Samjor Family LP, Vintage RTO, L.P., Martin Meyer and Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.3	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.4	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Bryant R. Riley, B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC., B. Riley Capital Management, LLC, B. Riley FRB, Inc., and Dialectic Antithesis Partners, LP.
10.5	Voting Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Vintage Tributum LP, Tributum, L.P., Vintage RTO, L.P., Samjor Family LP,
10.6	Income Tax Receivable Agreement dated as of July 10, 2019, among Liberty Tax, Inc., Vintage RTO, L.P., Samjor Family LP, the Brian DeGustino Revocable Trust, the Amy DeGustino Revocable Trust, Martin Meyer, Fengfeng Ren, David O’Neil and Jeffrey D. Miller.
10.7	Second Amendment to Credit Agreement and Assumption Agreement dated as of July 10, 2019, among Liberty Tax, Inc., as the original borrower, JTH Tax LLC, SiempreTax+ LLC, JTH Financial, LLC, Wefile LLC, JTH Properties 1632, LLC, LTS Properties, LLC, LTS Software LLC, JTH Tax Office Properties, LLC, 360 Accounting Solutions LLC, JTH Court Plaza, LLC, and Franchise Group Intermediate L 1, LLC, each as guarantors, Franchise Group Intermediate L 2, LLC, as the replacement borrower, Citizen Bank, N.A., as administrative agent, and the lenders party thereto.
10.8	Credit Agreement dated as of July 10, 2019, among Buddy’s Newco, LLC and Buddy’s Franchising and Licensing LLC, each as borrowers, Franchise Group Intermediate B, LLC, various lenders from time to time party thereto, and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent.
10.9	Security Agreement dated as of July 10, 2019, among Buddy’s Newco, LLC, Buddy’s Franchising and Licensing LLC and Franchise Group Intermediate B, LLC, as grantors, and Kayne Solutions Fund, L.P., as collateral agent.
10.10	Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P.
10.11	Post-Closing Subscription Agreement dated as of July 10, 2019, among Liberty Tax, Inc., and Tributum, L.P.

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*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to the agreement have not been filed herewith. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY TAX, INC.

Date: July 11, 2019	By:	/s/ Michael S. Piper
Michael S. Piper
Vice President and Chief Financial Officer